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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                           Lindsay Manufacturing Co.
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                 (Exact name of issuer as specified in charter)

                 Box 156, East Hwy. 91, Lindsay, Nebraska 68644
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                    (Address of principal executive offices)

Issuer's telephone number, including area code    402-428-2131
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number shares outstanding:

        1. Title of security   Common Stock, $1.00 Par Value Per Share
                             --------------------------------------------

        2. Number of shares outstanding before the change      4,288,597
                                                          ---------------

        3. Number of shares outstanding after the change       6,432,895
                                                         ----------------

        4. Effective date of change     February 22, 1996
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        5. Method of change      Stock Split
                            ---------------------------------------------

        Give brief description of transaction    Three-for-two stock split
        to be issued February 22, 1996 to stockholders of record February 7, 1996. Cash payment will be the method of settling fractional shares.



Date  February 14, 1996                    Bruce C. Karsk
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                                           Bruce C. Karsk
                                  Vice President - Finance, Treasurer
                                  and Secretary; Principal Financial
                                  and Accounting Officer